Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

FOURTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement dated as of May 3, 2016 (the “Agreement”) of Brookfield Renewable Partners L.P. (the “Partnership”) is made as of the 28th day of February 2019, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein to correct a typographical error in Section 2.1(a) of Parts VII and IX of Schedule A of the Agreement;

NOW THEREFORE,

1.	Section 2.1(a) of Part VII of Schedule A of the Agreement is hereby deleted in its entirety and replaced with the following:

(a)       During the Initial Fixed Rate Period, the Series 11 Distributions will be payable quarterly on the last day of January, April, July and October of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 11 Distribution will be payable April 30, 2017 and will be an amount in cash equal to C$0.2568 per Series 11 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than April 30, 2017), the Series 11 Distribution will be equal to C$0.3125 per unit.

2.	Section 2.1(a) of Part IX of Schedule A of the Agreement is hereby deleted in its entirety and replaced with the following:

(a)       During the Initial Fixed Rate Period, the Series 13 Distributions will be payable quarterly on the last day of January, April, July and October of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 13 Distribution will be payable April 30, 2018 and will be an amount in cash equal to C$0.3562 per Series 13 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than April 30, 2018), the Series 13 Distribution will be equal to C$0.3125 per unit.

3.	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of May 25, 2016, the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 14, 2017, the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 16, 2018 and the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 28, 2019;

4.	This amendment shall be effective upon the date first written above.

5.	This amendment shall be governed by and construed in accordance with the laws of Bermuda.

6.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

7.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER: BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	“Jane Sheere”
Name: Jane Sheere
Title: Secretary